Mandelbaum Salsburg P.C.
Vincent J. McGill	1270 AVENUE OF THE AMERICAS, Suite 1808	Direct Dial: 212 324-1876
Partner	NEW YORK, NEW YORK 10020	E-mail: vmcgill@lawfirm.ms

July 27, 2018

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Joshua Shainess

Re:	One Horizon Group, Inc. Registration Statement on Form S-3 File No. 333-225945

Dear Mr. Shainess:

On behalf of our client, One Horizon Group, Inc. (“the “Company”), we have filed an amendment to the Form 8-K reporting the acquisition of Banana Whale Studios Pty Ltd (“Banana Whale”) to include the audited financial statements of the acquired company and the Company’s pro forma financial information after giving effect to the acquisition.

In response to the oral comments you discussed with Mark Orenstein on July 5, 2018 concerning the above-referenced re-sale registration statement, the Company has advised as follows:

1.	At the end of each accounting period, based upon the performance of Banana Whale as of the end of such period, the Company will assess the likelihood that the former shareholders of Banana Whale will retain any of the shares they have been issued and, if so, the number of shares they are likely to retain. Based upon such assessment, the Company will increase the amount attributed to the cost of the acquisition. For the purpose of determining the value of the number of shares accrued as of the end of each accounting period the Company will use the market price of its common stock as of the date of the acquisition.

2.	With respect to the proposed acquisition of Browning Productions & Entertainment, Inc. (“Browning”), as the representatives of Browning have raised certain issues and additional financial demands during the course of negotiations with respect to a definitive acquisition agreement, the Company believes that as of the date hereof, the acquisition of Browning is not “probable.”

Please call me or Mark Orenstein at (212) 324-1877 if you have any further comments or questions.

The Company would like to submit an acceleration request for the resale registration statement as soon as practicable.

Very truly, /s/ Vincent J. McGill